Exhibit 15

August 29, 2007

The Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

We are aware of the incorporation by reference in the Registration Statement (Form F-4 filed as of today) and related Prospectus of Gol Linhas Aéreas Inteligentes S.A. for the registration of US$225,000,000 of its 7.50% Senior Notes due 2017 of our reports dated April 19, 2007 and August 6, 2007 relating to the unaudited condensed consolidated interim financial statements of Gol Linhas Aéreas Inteligentes S.A. that are included in its report of foreign private issuer on Forms 6-K for the quarters ended March 31, 2007 and June 30, 2007.

Ernst & Young Auditores Independentes S.S.

By:	/S/ MARIA HELENA PETTERSSON

Maria Helena Pettersson Partner